QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

MINERAL RESOURCES PORGERA LIMITED
AND
OROGEN MINERALS (PORGERA) LIMITED

COMBINED FINANCIAL STATEMENTS

For the years ended 31 December 2002 and 2001

(including the unaudited combined financial statements for
the six month periods ended 30 June 2003 and 2002)

Report of Independent Auditors

To the Shareholders of Mineral Resources Porgera Limited and Orogen Minerals (Porgera) Limited

        We have audited the accompanying combined balance sheets of Mineral Resources Porgera Limited and Orogen Minerals (Porgera) Limited, both of which are under common ownership and common management, as of December 31, 2002 and 2001 and the related combined income statements, cash flows and changes in shareholders' equity for each of the two years in the period ended December 31, 2002. These combined financial statements are the responsibility of the combined companies' management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

        We conducted our audits in accordance with the Public Company Accounting Oversight Board (PCAOB). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

        In our opinion, such combined financial statements present fairly, in all material respects, the combined financial position of Mineral Resources Porgera Limited and Orogen Minerals (Porgera) Limited as of December 31, 2002 and 2001, and the combined results of their operations and their cash flows for each of the two years in the period ended December 31, 2002 in conformity with International Financial Reporting Standards.

        International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of combined net loss for each of the two years in the period ended December 31, 2002 and the determination of combined shareholders' equity as of December 31, 2002 and 2001, to the extent summarized in Note 21.

Deloitte Touche Tohmatsu

Port Moresby, Papua New Guinea
June 16, 2004

Combined Income Statements

	Note	Full Year to 31/12/02 US$'000	Full Year to 31/12/01 US$'000	Half Year to 30/6/03 US$'000	Half Year to 30/06/02 US$'000
				(Unaudited)	(Unaudited)
Sales revenue		38,156	42,358	28,021	20,063
Cost of sales	2	(32,406)	(28,134)	(19,973)	(18,213)

Gross profit		5,750	14,224	8,048	1,850
Distribution costs	2	(272)	(336)	—	(114)
Administration expenses	2	(8,746)	(6,417)	(4,474)	(3,474)
Other operating expenses	2	(99)	(17,424)	(777)	(243)

Operating (loss)/profit		(3,367)	(9,953)	2,797	(1,981)
Finance costs	3	(174)	(1,678)	(91)	(87)
Other income		104	125	17	65

(Loss)/profit before tax		(3,437)	(11,506)	2,723	(2,003)
Income tax benefit/(expense)	4	520	3,298	(517)	691

Net (loss)/profit after tax		(2,917)	(8,208)	2,206	(1,312)

The combined income statements should be read in conjunction with the accompanying notes.

Combined Balance Sheets

	Note	As at 31/12/02 US$'000	As at 31/12/01 US$'000	As at 30/6/03 US$'000
				(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment	7	60,973	67,777	55,768
Receivables	5	2,966	—	4,718
Inventories	6	16,684	11,807	20,066

		80,623	79,584	80,552

Current assets
Receivables	5	7,311	4,707	5,961
Inventories	6	11,726	11,186	11,314
Short-term deposits		—	3,100	—
Cash		1,101	1,692	789

		20,138	20,685	18,064

Total assets		100,761	100,269	98,616

SHAREHOLDERS' EQUITY AND LIABILITIES
Shareholders' equity
Issued capital	11	8,992	8,992	8,992
Retained earnings		36,754	39,671	38,960

		45,746	48,663	47,952

Non-current liabilities
Deferred tax liability	8	12,515	10,773	12,090
Provisions	10	5,761	6,000	5,724
Payables	9	28,213	28,159	22,883

		46,489	44,932	40,697

Current liabilities
Payables	9	8,066	6,116	9,579
Provisions	10	460	558	388

		8,526	6,674	9,967

Total shareholders' equity and liabilities		100,761	100,269	98,616

The combined balance sheets should be read in conjunction with the accompanying notes.

Combined Statements of Cash Flows

	Note		Full Year to 31/12/02 US$'000	Full Year to 31/12/01 US$'000	Half Year to 30/6/03 US$'000	Half Year to 30/06/02 US$'000
					(Unaudited)	(Unaudited)
Cash flows from operating activities
Receipts from customers			38,176	43,102	27,893	19,612
Payments to suppliers and employees			(31,241)	(38,921)	(19,074)	(15,725)
Interest received			56	72	4	18
Income tax paid			—	(70)	—	—
Management fees paid			(771)	(331)	—	(383)
Other income			16	54	13	47

Net operating cash inflows	17(b	)	6,236	3,906	8,836	3,569

Cash flows from investing activities
Redemption of/(investment in) short-term deposits			3,100	(2,645)	—	(2,096)
Payment for property, plant and equipment			(7,015)	(2,297)	(2,067)	(3,208)

Net investing cash outflows			(3,915)	(4,942)	(2,067)	(5,304)

Cash flows from financing activities
(Repayment)/advance of loans from holding company			(2,912)	101	(7,081)	1,073
Movements in carried interest			—	(111)	—	—

Net financing cash (outflows)/inflows			(2,912)	(10)	(7,081)	1,073

Net decrease in cash			(591)	(1,046)	(312)	(662)
Cash at the beginning of the period			1,692	2,738	1,101	1,692

Cash at the end of the period	17(a	)	1,101	1,692	789	1,030

The combined statements of cash flows should be read in conjunction with the accompanying notes.

Combined Statements of Changes in Shareholders' Equity

	Share Capital US$'000	Revaluation Reserve US$'000	Retained Earnings US$'000	Total US$'000
Balance at 1 January 2001	8,992	5,833	47,879	62,704
Impairment	—	(5,833)	—	(5,833)
Net loss for the year	—	—	(8,208)	(8,208)

Balance as at 31 December 2001	8,992	—	39,671	48,663
Net loss for the half year	—	—	(1,312)	(1,312)

Balance as at 30 June 2002 - (unaudited)	8,992	—	38,359	47,351
Net loss for the half year	—	—	(1,605)	(1,605)

Balance as at 31 December 2002	8,992	—	36,754	45,746
Net profit for the half year - (unaudited)	—	—	2,206	2,206

Balance as at 30 June 2003 - (unaudited)	8,992	—	38,960	47,952

The combined statements of changes in shareholders' equity should be read in conjunction with the accompanying notes.

Notes to and forming part of the Combined Financial Statements

Background and Basis of Accounting

        In November 2003, Durban Roodepoort Deep, Limited ("DRD"), acquired a 20% indirect interest in the Porgera Joint Venture ("PJV") through two wholly-owned subsidiaries, Orogen Minerals (Porgera) Limited ("OMP") (which owns 15% of PJV) and Mineral Resources (Porgera) Ltd ("MRP") (which owns 5% of PJV). Together OMP and MRP are referred to herein as the "Company". DRD acquired the two entities from Oil Search Limited. At the date of this report, the PJV is owned by Placer Dome Limited 75%, DRD 20% and the Papua New Guinea government 5%. The PJV was formed in 1979 and operates an open pit and an underground gold mine, 600 kilometers northwest of Port Moresby, Papua New Guinea.

        OMP and MRP are incorporated in Papua New Guinea, and their registered office as at June 30, 2003, was 5th Floor, MMI Pacific Insurance Building, Champion Parade, Port Moresby, National Capital District, PO Box 1031, Papua New Guinea.

Presentation

        These combined financial statements are presented in accordance with the Papua New Guinea Companies Act 1997, and comply with applicable financial reporting standards and other mandatory professional reporting requirements approved for use in Papua New Guinea by the Accounting Standards Board ("ASB"). These combined financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), which have been adopted by the ASB as the applicable financial reporting framework.

        Refer to Note 21 for a reconciliation net profit/(loss) and shareholders' equity under IFRS to accounting principles generally accepted in the United States of America ("US GAAP").

        OMP and MRP are presented on a combined basis for all periods because they were under common control. Separate financial statements of MRP as of and for the years ended December 31, 2002 and 2001 and separate financial statements of OMP as of and for the years ended December 31, 2002 and 2001 have previously been issued. In preparing these combined financial statements for the Company as of and for the years ended December 31, 2002 and 2001, such separate financial statements of MRP and OMP were restated to conform to the accounting policies of the present owners and to correct certain errors. See Note 22 for additional information.

        The financial statements have been prepared in accordance with the historical cost convention, except for certain assets which, as noted, are at valuation. Costs in relation to assets represent the cash amount paid or the fair value of the asset given in exchange.

1.    Summary of significant accounting policies

(a)
Reporting currency

  While the combined entities are incorporated in Papua New Guinea, they have adopted the United States dollar as the reporting currency as all the revenues and the majority of expenses are denominated and settled in United States dollars. All amounts in tables are rounded to the nearest thousand dollars.

(b)
Change in accounting policies

  The accounting policies adopted are consistent with those of previous periods.

(c)
Taxation

  Deferred income tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

  Deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carry forward of unused tax assets and unused tax losses can be utilized.

  The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

  Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

(d)
Revenue recognition

  Gold sales

  Gold sales are brought to account when the product is in a form that requires no further processing by, or on behalf of, the Company, and title of the goods has passed to the purchasers.

  Other income

  Other income includes interest on short-term deposits and gains from the sale of non-current assets.

(e)
Joint venture assets and liabilities

  The Company's interests in the unincorporated joint venture are brought to account on a proportional consolidation basis as follows:

  (i)
  assets and liabilities arising from the Company's participating interest in the joint venture are classified under the relevant balance sheet headings; and

  (ii)
  the Company's interest in expenditure prior to commencement of production has been capitalized to mine property, with all other expenditure classified under the relevant income statement headings.

(f)
Exploration, evaluation and deferred mining costs

  Exploration and evaluation costs

  The Company expenses exploration and evaluation costs as incurred.

  Deferred mining costs

  Mining costs incurred related to the removal of waste rock at open-pit mines, commonly referred to as "stripping costs," are generally capitalized under property, plant and equipment. Amortization, which is calculated using the units of production method based on recovered ounces of gold, is charged to cost of sales as gold is produced and sold, using a stripping ratio calculated as the ratio of total tons of rock to be removed to total ounces of gold expected to be recovered over the life of open pits.

  This policy results in the recognition of stripping costs evenly over the lives of the open pits as gold is produced and sold. The application of the policy generally will result in an asset on the balance sheet, although it is possible that a liability could arise if amortization exceeds costs capitalized due to the variation of the grades of ore being mined. Stripping costs are included in the carrying amount of the Company's mining properties for the purpose of assessing whether any impairment has occurred.

(g)
Mine properties

  Mine properties represent the accumulation of all development expenditures incurred to expand the capacity of the mine by, or on behalf of, the Company in relation to areas of interest in which mining of a mineral resource has commenced are capitalized. Production costs are expensed as incurred. Properties under development are only capitalized once the proven and probable reserves have been established and the directors consider that it is probable that the properties will be economically and legally extracted or produced and until the ore body is brought to production at which time the costs are then amortized.

  Amortization of costs is provided for using the units-of-production method where the amortization rate is determined based on actual production over the total proven and probable reserves of the particular time. The units-of-production basis results in an amortization charge proportional to the depletion of estimated economically recoverable gold ounces contained in proved and probable ore reserves.

  Where a change in estimated economically recoverable gold ounces contained in proved and probable ore reserves is made, depreciation and amortization of mine properties is accounted for prospectively in the period of change and future periods.

  Proved and probable reserves reflect the estimated quantities of economically recoverable reserves that can be recovered in the future from known mineral deposits presently accessible.

(h)
Mine buildings, plant and equipment

  Mine buildings, plant and equipment are carried at the lower of cost and recoverable amount. Any gain or loss on the disposal of assets is determined as the difference between the carrying value at the time of disposal and the proceeds from disposal and is included in the results of the period of disposal.

  Depreciation and amortization

  Property, plant and equipment are carried at cost, including costs associated with properties under development, or at revalued amounts to reflect a permanent impairment in value.

  Depreciation and amortization of property, plant and equipment is provided at rates based upon their estimated useful lives and expected residual values using the following methods

Buildings	Mine production output
Plant and equipment	Mine production output
Mobile equipment	5-10 years straight line
Mine properties	Mine production output
(i)
Foreign currency

  The functional currency of the Company is the United States dollar.

  Transactions in foreign currencies are converted to United States dollars at the rate of exchange ruling at the date of transaction. Amounts payable to and by the Company that are outstanding at the balance date and are denominated in foreign currencies have been converted to United States dollars using rates of exchange ruling at the end of the financial period. All resulting exchange differences arising on settlement or re-statement are brought to account in determining the profit or loss for the financial period.

(j)
Impairment of assets

  Impairments of assets are recognized whenever the carrying amount of an asset exceeds its recoverable value. The recoverable amount is measured as the higher of net selling price and value in use. Value in use for individual assets is calculated by discounting future cash flows using a risk adjusted pre-tax discount rate.

(k)
Restoration and rehabilitation costs

  A provision is raised for anticipated expenditure to be made on restoration and rehabilitation to be undertaken after mine closure. These costs include the costs of dismantling and demolition of infrastructure or decommissioning, the removal of residual material and the remediation of disturbed areas. The provision is only raised in respect of damage incurred up to balance date. The amount of any provision recognized is the full amount that has been estimated based on current costs to be required to settle present obligations, discounted to present value. Estimates of future costs are reassessed annually. A corresponding asset, which represents future economic benefits, is raised and subsequently amortized using the units of production method.

(l)
Inventories

  Inventories represent the share of joint venture consumables, spare parts, stockpiled ore and refined gold.

  Ore stockpiles are carried at the lower of average unit production cost and net realizable value. Costs comprise all costs incurred to the stage immediately prior to smelting including costs of extraction, processing and an appropriate portion of depreciation and amortization. For the purposes of amortization calculations, ounces contained in stockpiled ore are treated as part of the units of production and are excluded from the total proved and probable reserves for future calculation purposes.

  Inventories of consumables and spare parts are valued at the lower of weighted average cost and net realizable value. Expenses of marketing, selling and distribution to customers are estimated and are deducted to establish net realizable value.

  Refined gold is carried at the lower of cost and net realizable value.

(m)
Cash

  For the purposes of the statement of cash flows, cash includes cash at bank and on hand.

(n)
Mineral reserves

  No value has been ascribed to the mineral reserves shown in this report except when those reserves have been acquired for a consideration.

(o)
Remaining mine life

  In estimating the remaining life of the mine for the purpose of amortization and depreciation calculations, due regard is given, not only to the amount of remaining economically recoverable gold ounces contained in proved and probable ore reserves, but also to limitations which could arise from the potential for changes in technology, demand, product substitution and other issues which are inherently difficult to estimate over a lengthy time frame.

(p)
Receivables

  Receivables are stated at their nominal amounts less allowance for any doubtful debts.

(q)
Payables

  Trade payables and accruals are recognized when the Company becomes obliged to make future payments resulting from the purchase of goods and services.

(r)
Use of estimates

  The preparation of financial statements in accordance with International Financial Reporting Standards requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant estimates and assumptions relate to the long-term gold price, mineral reserves and remaining mine lives, provision for restoration and rehabilitation obligations, recoverability of deferred tax assets, recoverability of long-lived assets (including ore stockpiles), depreciation and amortization. Actual results could differ from those estimates and may affect amounts reported in future periods. Management believes that the estimates are reasonable.

(s)
Number of employees

  As at December 31, 2002 and June 30, 2003, the PJV had 2,061 and 2,107 employees (unaudited), respectively. There has been no significant change in employee numbers over the periods presented. OMP and MRP have no employees.

(t)
Comparative figures

  Comparative figures are, where appropriate, reclassified so as to be comparable with the figures presented for the current financial year.

2.    Operating expenses

	Full Year to 31/12/02 US$'000	Full Year to 31/12/01 US$'000	Half Year to 30/6/03 US$'000	Half Year to 30/06/02 US$'000
			(Unaudited)	(Unaudited)
Operating expenses include the following:
Depreciation and amortization of property, plant and equipment (excluding deferred mining costs)	4,854	4,236	2,370	1,785
Amortization of deferred mining costs	8,965	3,417	4,901	4,801
Impairment of ore stockpiles	—	1,303	—	—
Impairment of mine properties and deferred mining costs(a)	—	16,992	—	—
Joint venture operating expenses	24,385	21,910	15,219	12,803
Management charge from controlling entity	771	1,315	350	383
Foreign exchange (gain)/loss	(409)	291	472	(175)
Royalties	678	744	785	361
Other expenses	2,279	2,103	1,127	2,086

	41,523	52,311	25,224	22,044

(a)
In 2001, continued uncertainties in the gold market, including depressed prices, resulted in a reduction of the gold price assumption from US$300 to US$275 per ounce. These circumstances required that management perform a review of the recoverability of the mine properties and deferred mining costs. An impairment loss was recognized as the recoverable amount of the combined interest in the cash generating unit was less than its carrying amount. The recoverable amount was derived from value in use calculations based on discounted cash flows, a long-term gold price assumption of US$275 and a pre-tax real discount rate of 7%. As a result, an impairment of US$22.8 million was required in accordance with International Accounting Standard No. 36, Impairment of Assets. To reflect the impairment, the Company reversed the US$5.8 million revaluation reserve in shareholders' equity related to the impaired assets and recorded the difference of US$17.0 million in "Other operating expenses." In 2002, after applying the same policy as in 2001, no impairment was indicated.

3.    Finance costs

	Full Year to 31/12/02 US$'000	Full Year to 31/12/01 US$'000	Half Year to 30/6/03 US$'000	Half Year to 30/06/02 US$'000
			(Unaudited)	(Unaudited)
Interest expense	174	1,097	91	87
Finance charge	—	581	—	—

	174	1,678	91	87

4.    Income tax benefit/(expense)

	Full Year to 31/12/02 US$'000	Full Year to 31/12/01 US$'000	Half Year to 30/6/03 US$'000	Half Year to 30/06/02 US$'000
			(Unaudited)	(Unaudited)
(Loss)/profit before tax	(3,437)	(11,506)	2,723	(2,003)

Prima facie tax at 30%	1,031	3,451	(817)	601
Tax effect on permanent differences	(511)	(153)	300	90

Income tax benefit/(expense) attributable to profit	520	3,298	(517)	691

Income tax benefit/(expense) comprises:
Current income tax	2,262	989	(942)	755
Deferred income tax	(1,742)	2,309	425	(64)

	520	3,298	(517)	691

Deferred tax assets and liabilities	As at 31/12/02 US$'000	As at 31/12/01 US$'000	As at 30/6/03 US$'000
			(Unaudited)
(i) Deferred tax liabilities
Differences in depreciation and amortization	(13,321)	(12,383)	(11,800)
Consumables and prepayments	(1,409)	—	(1,523)

Gross deferred tax liabilities	(14,730)	(12,383)	(13,323)

(ii) Deferred tax assets
Provisions	1,384	1,610	1,233
Tax losses	831	—	—

Gross deferred tax assets	2,215	1,610	1,233

Net deferred tax liabilities (note 8)	12,515	10,773	12,090

5. Receivables
Current
Trade debtors	1,248	1,268	1,376
Prepayments and sundry debtors	3,801	3,439	3,266
Income tax recoverable	2,262	—	1,319

	7,311	4,707	5,961
Non current
Loans-related entities	2,966	—	4,718

	10,277	4,707	10,679

6.    Inventories

	As at 31/12/02 US$'000	As at 31/12/01 US$'000	As at 30/6/03 US$'000
			(Unaudited)
Current
Stockpiled ore—at net realizable value	2,719	4,792	2,300
Refined gold—at cost	1,051	23	938
Consumables and spare parts—at cost	7,956	6,371	8,076

	11,726	11,186	11,314
Non-current
Stockpiled ore—at net realizable value	16,684	11,807	20,066

	28,410	22,993	31,380

7.    Property, plant and equipment

	Full Year to 31/12/02 US$'000	Full Year to 31/12/01 US$'000	Half Year to 30/06/03 US$'000
			(Unaudited)
At cost
Opening balance at cost	106,902	90,391	113,046
Additions	6,365	16,511	4,974
Disposals	(221)	—	—

Closing balance	113,046	106,902	118,020

Provision for depreciation/amortization
Opening balance	42,528	12,051	56,339
Current year expense	13,819	7,653	7,271
Impairment	—	22,825	—
Disposals	(8)	—	—

Closing balance	56,339	42,529	63,610

Net book value	56,707	64,373	54,410

Construction in progress at net book value	1,887	1,164	1,358
Other non-current assets at net book value	2,379	2,240	—

	60,973	67,777	55,768

	As at 31/12/02 US$'000	As at 31/12/01 US$'000	As at 30/06/03 US$'000
			(Unaudited)
Buildings at net book value	3,626	3,939	3,511
Mobile equipment at net book value	5,133	5,672	5,894
Plant and equipment at net book value	16,540	17,500	16,165
Deferred mining costs	28,693	32,671	25,322
Deferred expenses	365	1,945	124
Restoration asset at net book value	312	355	291
Mine properties at net book value	2,038	2,291	3,103

Total	56,707	64,373	54,410

        During the periods presented, the Company has had no properties in the development stage. No development expenditure is currently being incurred or capitalized.

8.    Deferred tax liability

	As at 31/12/02 US$'000	As at 31/12/01 US$'000	As at 30/6/03 US$'000
			(Unaudited)
Deferred tax liability (note 4)	12,515	10,773	12,090

9. Payables
Current
Trade creditors	3,061	3,686	3,478
Sundry creditors and accruals	5,005	2,430	6,101

	8,066	6,116	9,579
Non current
Loan—related party (note 19)	28,213	28,159	22,883

	36,279	34,275	32,462

10. Provisions
Current
Employee entitlements	460	558	388

Non-current
Employee entitlements	472	393	544
Infrastructure project	688	1,077	688
Site restoration and rehabilitation costs	4,601	4,530	4,492

	5,761	6,000	5,724

	Full Year to 31/12/02 US$'000	Full Year to 31/12/01 US$'000	Half Year to 30/6/03 US$'000	Half Year to 30/06/02 US$'000
			(Unaudited)	(Unaudited)
Site restoration and rehabilitation costs
Opening balance	4,530	4,370	4,601	4,530
Expenditure in period	(101)	—	(199)	(52)
Interest expense	172	160	90	86

Closing balance	4,601	4,530	4,492	4,564

Infrastructure Costs
Opening balance	1,077	2,196	688	1,077
Expenditure in period	(389)	(1,119)	—	(194)

Closing balance	688	1,077	688	883

        The PJV's mining and exploration activities are subject to various laws and regulations governing the protection of the environment, including the Environmental Plan agreed with the Government of Papua New Guinea. These laws and regulations are continually changing and are generally becoming more restrictive. The PJV conducts its operations so as to protect public health and the environment and believes its operations are in compliance with all applicable laws and regulations. The PJV's environmental and management program addresses continual monitoring of any effects on the environment, together with assessments of the work necessary to rehabilitate areas affected by mining operations after the eventual closure of operations. The PJV has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the amount of such future expenditures.

11.    Share Capital

	Full Year to 31/12/02 US$'000	Full Year to 31/12/01 US$'000	Half Year to 30/6/03 US$'000	Half Year to 30/06/02 US$'000
			(Unaudited)	(Unaudited)
Issued and paid up capital, ordinary shares	8,992	8,992	8,992	8,992

        The aggregate number of issued shares in the Company is 27,934,319. Under the PNG Companies Act 1997, the concept of Authorised Capital no longer exists and there is no limit on the number of shares the Company may issue.

12.    Details of interest in joint ventures

        The Company's share in the PJV is 20%. The principal activity of the PJV is mineral production and exploration. All of the assets and liabilities, operating income and expenditure relate to the Company's 20% share in the PJV.

	As at 31/12/02 US$'000	As at 31/12/01 US$'000	As at 30/6/03 US$'000
			(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment	60,972	67,777	55,768
Inventories	16,684	11,807	20,066

	77,656	79,584	75,834

Current assets
Receivables	2,587	2,254	2,029
Inventories	10,675	11,164	10,377
Cash	1,101	821	789

	14,363	14,239	13,195

Total assets	92,019	93,823	89,029

Non-current liabilities
Provision for employee benefits	472	393	544

	472	393	544

Current liabilities
Payables	3,061	3,686	3,478
Sundry creditors and accruals	402	371	676
Provision for employee benefits	460	558	388

	3,923	4,615	4,542

Total liabilities	4,395	5,008	5,086

        Each joint venturer is responsible for the sale of its own share of gold produced from the PJV operations. The Company's share of joint venture expenses are as follows:

	Full Year to 31/12/02 US$'000	Full Year to 31/12/01 US$'000	Half Year to 30/06/03 US$'000	Half Year to 30/06/02 US$'000
			(Unaudited)	(Unaudited)
Operating expenses	24,386	21,910	15,219	12,803

13.    Segment information

        The Company is involved in mineral production and operates wholly in Papua New Guinea.

14.    Expenditure commitments

	As at 31/12/02 US$'000	As at 31/12/01 US$'000	As at 30/6/03 US$'000
			(Unaudited)
Estimated capital expenditure contracted for at balance date but not provided for:
Payable not later than one year	105	2	476

15.    Contingent liabilities

	As at 31/12/02 US$'000	As at 31/12/01 US$'000	As at 30/6/03 US$'000
			(Unaudited)
Contingent liabilities in respect of personal injuries and compensation claims	90	122	244

        No material losses are anticipated in respect of these amounts. The activities of the PJV involve it in disputes and litigation in relation to employment, environmental and landowner matters. At this stage no significant loss is anticipated from any disputes or litigation involving the PJV.

16.    Ultimate holding company

        Prior to October 14, 2003, the ultimate holding company was Oil Search Limited. From October 14, 2003, DRD is the ultimate holding company after acquiring both OMP and MRP from Oil Search Limited on that date.

17.    Notes to the statement of cash flows

(a)
Reconciliation of cash

        For the purposes of the statement of cash flows, cash includes cash at bank and on hand. Cash at the end of the financial period is reconciled to the related items in the balance sheet as follows:

	As at 31/12/02 US$'000	As at 31/12/01 US$'000	As at 30/06/03 US$'000	As at 31/06/02 US$'000
			(Unaudited)
Cash on hand and at bank	1,101	1,692	789	1,030

(b)
Reconciliation of operating profit after income tax to net cash provided by operating activities.

	As at 31/12/02 US$'000	As at 31/12/01 US$'000	As at 30/06/03 US$'000	As at 31/06/02 US$'000
			(Unaudited)
Operating profit/(loss) after income tax	(2,917)	(8,208)	2,206	(1,312)
Add/(deduct) non cash items:
Depreciation	13,819	7,653	7,271	6,586
Changes in assets and liabilities:
Increase/(Decrease) in inventories	(5,417)	1,734	(2,970)	(2,376)
Increase/(Decrease) in receivables	(2,604)	(50)	1,350	(1,023)
Increase/(Decrease) in trade and other payables	1,950	(1,151)	1,513	1,507
Increase/(Decrease) provisions	(337)	2,326	(109)	123
Increase/(Decrease) tax payable	1,742	(4,293)	—	64
Increase/(Decrease) deferred tax	—	5,895	(425)	—

Cash from operating activities	6,236	3,906	8,836	3,569

18.    Financial instruments

(a)
Terms, conditions and accounting policies

(i)
Receivables

        Trade debtors are carried at nominal amounts due less any provision for doubtful debts. A provision for doubtful debts is recognized when recovery of the full nominal amount is no longer probable. Proceeds of gold sales are credited as and when sold. Maximum exposure at June 30, 2003 is US$6.5 million (unaudited) (December 31, 2002: US$7.9 million, December 31, 2001: US$4.7 million). Receivables owing from related entities are carried at their nominal amounts.

  (ii)
  Payables

        Liabilities are recognized for amounts to be paid in the future for goods and services received, whether or not billed to the Company. Trade liabilities are normally settled on 30 day terms.

  (iii)
  Infrastructure projects payable

        A liability is recognized for amount to be paid in the future for infrastructure projects as stated in joint venture contracts. Infrastructure projects liabilities are accumulated when annual infrastructure expenditure is less than the minimum annual expenditure stated in joint venture agreements. The liability is to be expended by the end of the life of the mine.

  (iv)
  Ordinary shares

        Details of shares issued at balance date are in the statement of changes in shareholders' equity. Under the PNG Companies Act 1997, the concept of authorised capital no longer exists and there is no limit on the number of shares the Company may issue.

(b)
Interest rate risk

        Fluctuation in interest rates impact on the value of short-term cash investments (short-term deposits) giving rise to interest rate risk.

        In the ordinary course of its business, the Company receives cash from its operations and is required to fund its share of the costs in the joint venture. This cash is managed to ensure maximum returns while minimizing risks.

        All other financial assets and liabilities are non-interest bearing.

(c)
Credit risk

        The Company's maximum exposure to credit risk at balance date in relation to each class of financial asset is the carrying amount of those assets.

(d)
Fair Values

        The carrying values of each class of assets and liabilities as disclosed in the face of the balance sheet approximate their fair values. Fair value is defined as the amount at which the instruments could be exchanged between willing parties in an arms length transaction.

19.    Related party transactions

        During the half year ended June 30, 2003, the Orogen Minerals Limited charged the Company management fees totalling US$350,000 (unaudited) (year ended December 31, 2002: US$770,766, year ended December 31, 2001: US$1,315,350, half year ended 30 June 2002: US$382,774 (unaudited)).

        The loan to the related party, disclosed in note 9, is payable to Orogen Minerals Limited, and is unsecured, and bears interest at the Singapore Interbank Borrowing Rate (SIBOR) plus 1.75% (up to December 31, 2001 and nil thereafter) and has no fixed repayment date. Interest charged for the year ended December 31, 2001 amounted to US$937,175.

20.    Significant events after balance sheet date

        On October 14, 2003, Oil Search Limited entered into a sale agreement with DRD for the sale of OMP and MRP for a total consideration of US$77.1 million, comprising US$60.3 million cash and US$16.8 million DRD shares.

21.    US GAAP reconciliation

        The combined financial statements have been prepared in accordance with IFRS, as disclosed in note 1. IFRS differs, in certain significant respects from US GAAP. The following is a summary of the significant adjustments to net profit/(loss) and shareholders' equity when reconciling such amounts recorded in the combined financial statements to the corresponding amounts in accordance with US GAAP, considering the significant differences between IFRS and US GAAP.

        Under US GAAP, OMP and ORP account for their interests in the PJV using the proportionate consolidation method, which is consistent with the IFRS treatment. This method is appropriate under US GAAP as the interest in the PJV's assets is held on an undivided basis, each investor is proportionately liable for each liability, and no separate legal entity exists.

  (i)
  Asset revaluations

        Under IFRS, upward revaluations of assets are permitted. In prior periods, the Company recorded upward revaluations of mine properties under IFRS based on the fair value. Such revaluations were recorded in the "Revaluation Reserve" within shareholders' equity. Under US GAAP, upward revaluations of assets are not permitted (except in connection with assets acquired in business combinations).

        Depreciation and amortization expense is based on the carrying value of assets rather than the historical cost and therefore the depreciation and amortization expense is higher in the year of revaluation and subsequent years. Since US GAAP does not permit assets to be valued above historical cost, depreciation and amortization has been adjusted to reflect historical cost depreciation and amortization.

  (ii)
  Push-down accounting

        In accordance with Staff Accounting Bulletin No. 54, Push Down Basis of Accounting Required in Certain Limited Circumstances, the purchase by an acquirer of the stock of an enterprise which results in the entity being wholly-owned requires the use of a changed valuation within the separate financial statements of the acquired enterprise. That means the adjustments to record the difference between the purchase price and the book value are "pushed down" into the separate financial statements of the acquired enterprise.

        During the year ended December 31, 1999, MRP was acquired by Orogen Minerals Limited, resulting in negative goodwill as the fair value of the net assets exceeded the purchase price. During the year ended December 31, 2002, OMP and MRP were acquired by Oil Search Limited, also resulting in negative goodwill. Such negative goodwill is allocated as a pro rata reduction of the amounts that otherwise would have been assigned to the acquired non-monetary assets. Accordingly, under US GAAP, the separate financial statements of OMP and MRP would have been adjusted to reflect the acquirers' new basis in the assets and liabilities.

        Depreciation and amortization expense is based on the carrying value of assets rather than the historical cost. Since "push-down" accounting is not required under IFRS, depreciation and amortization has been adjusted to reflect the depreciation and amortization based on the values that resulted from the above acquisitions.

  (iii)
  Asset impairment

        As described in note 2, an impairment charge was recognized with respect to mine properties and deferred mining costs during the year ended December 31, 2001. As was the case under IFRS, continued uncertainties in the gold market, including depressed prices, resulted in a reduction of the gold price assumption from US$300 to US$275 per ounce triggered the need for an impairment assessment under US GAAP. This assessment initially evaluates whether the undiscounted cash flows of the asset exceed its carrying amount. As a shortfall was identified, the impairment was measured based on the fair value of the asset group, which was the same as the value assessed for IFRS. The adjustment to the write-down is due to the difference in the asset group's carrying amount that existed between IFRS and US GAAP prior to the impairment.

  (iv)
  Provision for restoration and rehabilitation costs

        For US GAAP purposes, the Company adopted Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (SFAS 143), effective January 1, 2001. The Company believes there is no difference in accounting for restoration and rehabilitation costs under SFAS 143 and IFRS.

(v)   Classification differences

  Combined statements of operations

        Under IFRS, the Company classified the gain on disposal of non-current assets as a component of non-operating income. Under US GAAP, gains on disposal of non-current assets are classified as a component of operating income.

        Under IFRS, the Company classified accretion expense on the provision for site restoration and rehabilitation (i.e., measurement of changes in the provision due to the passage of time) as finance costs in non-operating income. Under US GAAP, accretion expense is classified as a component of operating income.

  Combined balance sheets

        Under IFRS, the Company classified deferred mining costs and deferred expenses as a component of property, plant and equipment. Under US GAAP, deferred mining costs and deferred expenses are reported separate from property, plant and equipment.

        Under IFRS, deferred tax assets and liabilities are classified as non-current. Under US GAAP, deferred tax assets and liabilities are classified as current or non-current based on the classification of the assets and liabilities to which timing differences relate, or anticipated timing of reversal if they are not associated with any balance sheet items.

(vi)  Comprehensive income

        Comprehensive income is equivalent to net income as there are no items of other comprehensive income for all periods presented.

	Full Year to 31/12/02 US$'000	Full Year to 31/12/01 US$'000	Half Year to 30/6/03 US$'000 (Unaudited)	Half Year to 30/06/02 US$'000 (Unaudited)
Net (loss)/profit in accordance with IFRS	(2,917)	(8,208)	2,206	(1,312)
US GAAP adjustments:
(i) Asset revaluations	—	741	—	—
(ii) Push-down accounting	2,494	61	2,118	687
(iii) Asset impairment	—	(642)	—	—
Deferred tax effect of above adjustments	(748)	(48)	(635)	(206)

Accumulated adjustments under US GAAP	1,746	112	1,483	481

Net (loss)/profit in accordance with US GAAP	(1,171)	(8,096)	3,689	(831)

	As at 31/12/02 US$'000	As at 31/12/01 US$'000	As at 30/6/03 US$'000 (Unaudited)
Shareholders' equity in accordance with IFRS	45,746	48,663	47,952
US GAAP adjustments:
(ii) Push-down accounting:
Push-down of negative goodwill on acquisition	(21,700)	—	(21,700)
Depreciation and amortization of pushed-down amount	2,494	—	4,612
Deferred tax effect of above adjustments	(748)	—	(1,383)

Accumulated adjustments under US GAAP	(19,954)	—	(18,471)

Shareholders' equity under US GAAP	25,792	48,663	29,481

	Full Year to 31/12/02 US$'000	Full Year to 31/12/01 US$'000	Half Year to 30/6/03 US$'000 (Unaudited)
Reconciliation of US GAAP shareholders' equity
Opening shareholders' equity under US GAAP	48,663	56,759	25,792
Push-down of negative goodwill on acquisition	(21,700)	—	—
US GAAP net (loss)/profit	(1,171)	(8,096)	3,689

Closing shareholders' equity under US GAAP	25,792	48,663	29,481

22.   Restatement

        Separate financial statements of MRP as of and for the years ended December 31, 2002 and 2001 and separate financial statements of OMP as of and for the years ended December 31, 2002 and 2001, have previously been issued. In preparing these combined financial statements for the Company as of and for the years ended December 31, 2002 and 2001, such separate financial statements of MRP and OMP were restated to conform to the accounting policies of DRD and to correct certain errors. The following is a summary of the significant adjustments to net (loss)/profit, net assets and shareholders' equity on a combined basis.

	Full Year to 31/12/02 US$'000	Full Year to 31/12/01 US$'000
Net (loss)/profit, as previously reported	(2,082)	3,341
(i) Asset impairment	—	(18,295)
(ii) Interest expense	(174)	(160)
(ii) Provision	(1,861)	1,861
(iii) Depreciation and amortization	(3,192)	94
(iv) Income tax benefit	4,392	4,951

Accumulated adjustments	(835)	(11,549)

Net loss, as restated	(2,917)	(8,208)

	As at 31/12/02 previously reported US$'000	As at 31/12/02 restated US$'000	As at 31/12/01 previously reported US$'000	As at 31/12/01 restated US$'000
Net assets:
(iv) Receivables—current	7,869	7,311	—	—
(i)(ii)(iii) Property, plant and equipment—non-current	89,429	60,972	91,132	67,777
(i) Inventories—non-current	18,421	16,684	13,544	11,807
(ii) Provisions—non-current	(4,960)	(5,761)	(5,326)	(6,000)
(iv) Deferred tax liability—non-current	(18,879)	(12,515)	(12,187)	(10,773)
	As at 31/12/02 US$'000	As at 31/12/01 US$'000
Shareholders' equity, as previously reported	70,934	73,016
Cumulative adjustments brought forward	(24,353)	—
Net adjustments—income statement	(835)	(11,549)
(i) Reversal of revaluation reserve	—	(5,833)
(ii)(iii) Other expenses	—	(2,983)
(iv) Deferred taxes	—	(3,988)

Accumulated adjustments	(25,188)	(24,353)

Shareholders' equity, as restated	45,746	48,663

(i)
Reflects a change in estimate attributable to the use of the Grant Samuels valuation to assess the fair value of certain non-current assets, resulting in an impairment of property, plant and equipment and ore stockpiles (classified in inventories).

(ii)
Reflects a change in estimate attributable to the adoption of the Placer Dome model of cost estimates for the restoration and rehabilitation provision as well as the correction of an error in computing the infrastructure provision.

(iii)
Reflects a change in the amortization method of deferred waste as well as the impact on depreciation and amortization of the above restatements.

(iv)
Reflects the impact of the above restatements on current and deferred income taxes as well as the correction of an error in income taxes recoverable (classified in receivables).

QuickLinks

  Exhibit 99.1
TABLE OF CONTENTS
Report of Independent Auditors
Combined Income Statements
Combined Balance Sheets
Combined Statements of Cash Flows
Combined Statements of Changes in Shareholders' Equity
Notes to and forming part of the Combined Financial Statements